SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)
                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934


                    COMTEX NEWS NETWORK, INC.
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                        (NAME OF ISSUER)

             Common Stock, par value $0.01 per share
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                 (TITLE OF CLASS OF SECURITIES)

                            205914104
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              (CUSIP Number of Class of Securities)

                          C.W. Gilluly
                       4900 Seminary Road
                            Suite 800
                   Alexandria, Virginia  22311
                         (703) 820-2000

                            Copy To:
                          Marc P. Levy
                  Luse Gorman Pomerenk & Schick
                    5335 Wisconsin Avenue, NW
                            Suite 400
                      Washington, DC  20015
                         (202) 274-2009
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      (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS)

                        December 23, 2002
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     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [  ]

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.W. Gilluly

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)
     (B)  X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER             1,144,500

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER           2,023,006

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER        1,144,500

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER      2,023,006

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   3,167,506

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.9%

14.  TYPE OF REPORTING PERSON                     IN

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Item 1.   Security and Issuer

     This statement on Schedule 13D/A (the "Statement") relates to shares of common stock, par value $0.01 per share ("Comtex
Common Stock"), of Comtex News Network, Inc., a New York
Corporation (the "Issuer"). The address of the Issuer's principal executive office is 4900 Seminary Road, Suite 800,
Alexandria, Virginia 22311.


Item 2.   Identity and Background

     The Statement is filed on behalf of C.W. Gilluly. Dr. Gilluly is Vice Chairman of the Board of Directors of the Issuer. Dr. Gilluly served as Chairman of the Issuer from September 1997 to December 2002, President from June 1992 until May 1993 and as Chief Executive Officer from June 1992 to September 1997.

     The present principal occupation and the principal business of Dr. Gilluly is Chairman and Chief Executive Officer of AMASYS Corporation, a Delaware Corporation (SEC File No. 0-21555).
Dr. Gilluly's business address is 4900 Seminary Road, Suite 800, Alexandria, Virginia 22311.

     During the past five years, Dr. Gilluly has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Gilluly is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     Not Applicable

Item 4.   Purpose of Transaction

     Dr. Gilluly sold 300,000 shares of Comtex Common Stock, in a private transaction to Mr. Stephen W. Ellis, Chairman of the Company at $0.10 on December 23, 2002.

     Apart from the foregoing, Dr. Gilluly does not have any other plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Dr. Gilluly reserves his rights to develop such plans or proposals and to consider and address any matters, including such plans and proposals, that may come before the Issuer or before Dr. Gilluly in his capacity as a Director of the Issuer.

     In the future, Dr. Gilluly may determine to purchase additional shares of the Issuer's capital stock or may determine to sell shares of the Issuer's capital stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.   Interest in Securities of the Issuer

     (a) The Issuer's total issued and outstanding capital stock is 13,140,893 shares of Comtex Common Stock. In the aggregate, Dr. Gilluly and his spouse own 3,167,506 shares or 23.9% of the Issuer's issued and outstanding Comtex Common Stock.

     (b) Dr. Gilluly owns 1,144,500 shares of COMTEX Common Stock as to which he has sole power to vote and sole dispositive power. Included in the 1,144,500 shares is the right to acquire 100,000 shares of COMTEX Common stock upon the exercise of vested options granted under the Comtex News Network, Inc. 1995 Stock Option Plan. Dr. Gilluly owns 2,023,006 shares of COMTEX Common Stock as to which he shares voting power and dispositive power with his spouse. Dr. Gilluly's spouse owns 1,000,000 shares of COMTEX Common Stock for which she has sole dispositive and voting power. Dr. Gilluly disclaims beneficial ownership of these shares and the filing of this Schedule 13D shall not be construed as an admission that Dr. Gilluly is the beneficial owner of these shares.

     (c) Dr. Gilluly sold 300,000 shares of Comtex Common Stock, in a private transaction to Mr. Stephen W. Ellis, Chairman of the Company at $0.10 on December 23, 2002.

     There have been no other transactions in the Issuer's COMTEX
Common Stock that were affected by or on behalf of Dr. Gilluly in the past 60 days.

     (d)  No Amendment.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     No Amendment.

Item 7.   Material to Be Filed as Exhibits

     Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.


                              /s/ C.W. Gilluly
                             ____________________
                              C.W. Gilluly


Dated:  December 27, 2002


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